UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM N-8A

                          NOTIFICATION OF REGISTRATION
                      FILED PURSUANT TO SECTION 8(a) OF THE
                         INVESTMENT COMPANY ACT OF 1940

          The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of
Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

                         ------------------------------

Name:     Magnetar Spectrum Fund

Address of Principal Business Office (No. & Street, City, State, Zip Code):

                              1603 Orrington Avenue
                                   13th Floor
                               Evanston, IL 60201

Telephone Number (including area code): 847-905-4400

Name and address of agent for service of process:

                                Benjamin Burnett
                             Magnetar Spectrum Fund
                           c/o Magnetar Financial LLC
                              1603 Orrington Avenue
                                   13th Floor
                               Evanston, IL 60201

                                   Copies to:

                            Karrie H. McMillan, Esq.
                          Willkie Farr & Gallagher LLP
                               1875 K Street, N.W.
                              Washington, DC 20006

Check Appropriate Box:

     Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:
   Yes [ ]      No [X]

Item 1.  Exact Name of Registrant.

Magnetar Spectrum Fund

Item 2. Name of state under laws of which registrant was organized or created and the date of such organization and creation.

Delaware, July 2, 2007

Item 3. Form of organization of registrant (for example, corporation, partnership, trust, joint stock company, association, fund).

Delaware statutory trust

Item 4. Classification of registrant (face-amount certificate company, unit investment trust, or management company).

Management company

Item 5.  If registrant is management company:

     (a) state whether registrant is a "closed-end" company or an "open-end" company;

     Closed-end company

     (b) state whether the registrant is registering as a "diversified" company or a "non-diversified" company.

         Non-diversified company

Item 6. Name and address of each investment adviser of registrant.

Magnetar Financial LLC
1603 Orrington Avenue
13th Floor
Evanston, IL  60201

Item 7. If registrant is an investment company having a board of directors, state the name and address of each officer and director of registrant.

Officers:     Michael Wilds, President;
--------      Benjamin Burnett, Secretary

Trustees:         Michael Wilds
--------


Item 8. If registrant is an unincorporated investment company not having a board of directors:

     (a) state the name and address of each sponsor of registrant;
     (b) state the name and address of each officer and director of each sponsor of registrant;
     (c) state the name and address of each trustee and custodian of registrant.


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


Not applicable

Item 9. (a) State whether registrant is currently issuing and offering its securities directly to the public (yes or no).

     No

     (b) If registrant is currently issuing and offering its securities to the public through an underwriter, state the name and address of such underwriter.

     Not applicable

     (c) If the answer to 9(a) is "no" and the answer to Item 9(b) is "not applicable," state whether the registrant presently proposes to make a public offering of its securities (yes or no).

     No

     (d) State whether the registrant has any securities currently issued and outstanding (yes or no).

     No

     (e) If the answer to Item 9(d) is "yes," state as of a date not to exceed ten days prior to the filing of this notification of registration the number of beneficial owners of registrant's outstanding securities (other than short-term paper) and the name of any company owning 10 percent or more of registrant's outstanding voting securities.

     Not applicable

Item 10. State the current value of registrant's total assets.

Zero

Item 11. State whether registrant has applied or intends to apply for a license to operate as a small business investment company under the Small Business Investment Act of 1958 (yes or no).

No

Item 12. Attach as an exhibit a copy of the registrant's last regular periodic report to its security holders, if any.

Not applicable


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


                                   SIGNATURES

          Pursuant to the requirements of the Investment Company Act of 1940, the sole trustee of the registrant has caused this notification of registration to be duly signed on its behalf in the City of Evanston and State of Illinois on the 2nd day of July, 2007.

                                             Magnetar Spectrum Fund



                                             By:  /s/  Michael Wilds
                                                  ------------------------------
                                                  Michael Wilds
                                                  Sole Trustee



ATTEST:

By:  /s/ Benjamin Burnett
     ----------------------------

Title: Secretary


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